SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1)*

           MENLO ACQUISITION CORPORATION (f.k.a. Focus Surgery, Inc.)
           __________________________________________________________
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         ______________________________
                         (Title of Class of Securities)

                                    586818106
                                 ______________
                                 (CUSIP Number)


                                December 31, 1999
                      ____________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [X]     Rule 13d-1(c)
                  [ ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                         Continued on following page(s)
                               Page 1 of 14 Pages

                                  SCHEDULE 13G

CUSIP No. 586818106                                           Page 2 of 14 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
Number of                                   4,042
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   4,042
    With
                           8        Shared Dispositive Power
                                            0
9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,042

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [X]

11       Percent of Class Represented By Amount in Row (9)

                                    .08%

12       Type of Reporting Person*

                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 586818106                                           Page 3 of 14 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                  6,034
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  4,042
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   6,034
    With
                           8        Shared Dispositive Power
                                            4,042

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            10,076

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [X]

11       Percent of Class Represented By Amount in Row (9)

                                    .19%

12       Type of Reporting Person*

                  IA; IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 586818106                                           Page 4 of 14 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5       Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                  4,042
    Each
  Reporting                7       Sole Dispositive Power
   Person                                   0
    With
                           8       Shared Dispositive Power
                                            4,042

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,042
10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                            [X]

11       Percent of Class Represented By Amount in Row (9)

                                    .08%

12       Type of Reporting Person*
                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 586818106                                           Page 5 of 14 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WINSTON PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5       Sole Voting Power
 Number of                                  8,971
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                   8,971
    With
                           8       Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            8,971

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [X]

11       Percent of Class Represented By Amount in Row (9)

                                    .17%

12       Type of Reporting Person*

                  PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 586818106                                           Page 6 of 14 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  CHATTERJEE FUND MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5       Sole Voting Power
 Number of                                  8,971
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                   8,971
    With
                           8       Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            8,971

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [X]

11       Percent of Class Represented By Amount in Row (9)

                                    .17%

12       Type of Reporting Person*

                  PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 586818106                                           Page 7 of 14 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  PURNENDU CHATTERJEE

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5       Sole Voting Power
 Number of                                  8,971
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                   8,971
    With
                           8       Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            8,971

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                            [X]

11       Percent of Class Represented By Amount in Row (9)

                                    .17%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 14 Pages


Item 1(a)         Name of Issuer:

                  Menlo Acquisition Corporation (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  100 Misty Lane, Parsippany,  NJ 07054

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)       Soros  Fund  Management   LLC,  a  Delaware   limited
                           liability company ("SFM LLC");

                  ii)      Mr. George Soros ("Mr. Soros");

                  iii)     Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller");

                  iv)      Winston   Partners,    L.P.,   a   Delaware   limited
                           partnership ("Winston L.P.")

                  v) Chatterjee Fund Management, L.P., a Delaware limited partnership ("CFM"); and

                  vi)      Purnendu Chatterjee ("Dr. Chatterjee").

                  This Statement relates to Shares (as defined herein) held for the accounts of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), Mr. Soros and Winston L.P.

                  SFM LLC serves as principal investment manager to Quantum Partners. As such, SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners. Mr. Soros is the Chairman of SFM LLC. Mr. Druckenmiller is the Lead Portfolio Manager and a Member of the Management Committee of SFM LLC.

                  CFM is the general partner of Winston L.P. Dr. Chatterjee is the sole general partner of CFM. Dr. Chatterjee has also provided advice to Mr. Soros relating to his personal investment in the Shares.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of SFM LLC, Mr. Soros and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106. The address of the principal business office of each of Winston L.P., CFM, and Dr. Chatterjee is 888 Seventh Avenue, 30th Floor, New York, NY 10106.

                                                              Page 9 of 14 Pages


Item 2(c)         Citizenship:

                  i)       SFM LLC is a Delaware limited liability company;

                  ii)      Mr. Soros is a United States citizen;

                  iii)     Mr. Druckenmiller is a United States citizen;

                  iv)      Winston L.P. is a Delaware limited partnership;

                  v)       CFM is a Delaware limited partnership; and

                  vi)      Dr. Chatterjee is a United States citizen.

Item 2(d)         Title of Class of Securities:

                           Common Stock, $0.001 par value (the "Shares").

Item 2(e)         CUSIP Number:

                           586818106

item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                           This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of December 31, 1999, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                  i) Each of SFM LLC and Mr. Druckenmiller may be deemed to be the beneficial owner of the 4,042 Shares held for the account of Quantum Partners.

                  ii) Mr. Soros may be deemed to be the beneficial owner of 10,076 Shares. This number consists of (A) the 4,042 Shares held for the account of Quantum Partners and
                           (B) the 6,034 Shares held for his own account.

                  iii) Each of Winston L.P., CFM and Dr. Chatterjee may be deemed to be the beneficial owner of the 8,971 Shares held for the account of Winston L.P.

Item 4(b)         Percent of Class:

                  i) The number of Shares of which each of SFM LLC and Mr. Druckenmiller may be deemed to be the beneficial owner constitutes approximately .08% of the total number of Shares outstanding.

                                                             Page 10 of 14 Pages


                  ii) The number of Shares of which Mr. Soros may be deemed to be the beneficial owner constitutes approximately .19% of the total number of Shares outstanding.

                  iii) The number of Shares of which each Winston L.P., CFM and Dr. Chatterjee may be deemed to be the beneficial owner constitutes approximately .17% of the Shares outstanding.

                  Dr. Chatterjee has reached understandings with each of Quantum Partners and SFM LLC pursuant to which Dr. Chatterjee will furnish to each of Quantum Partners and SFM LLC recommendations concerning transactions in the Shares. It is contemplated by the Reporting Persons that Dr. Chatterjee will share in any profits with respect to Shares held for the account of Quantum Partners and in any profits or losses with respect to Shares held for the account of Mr. Soros.

Item 4(c)         Number of shares as to which such person has:

     SFM LLC
     -------

     (i)   Sole power to vote or to direct the vote:                       4,042

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:          4,042

     (iv)  Shared power to dispose or to direct the disposition of:            0


     Mr. Soros
     ---------

     (i)   Sole power to vote or to direct the vote:                       6,034

     (ii)  Shared power to vote or to direct the vote:                     4,042

     (iii) Sole power to dispose or to direct the disposition of:          6,034

     (iv)  Shared power to dispose or to direct the disposition of:        4,042


     Mr. Druckenmiller
     -----------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                     4,042

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:        4,042

                                                             Page 11 of 14 Pages

     Winston L.P.
     ------------

     (i)   Sole power to vote or to direct the vote:                       8,971

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:          8,971

     (iv)  Shared power to dispose or to direct the disposition of:            0

     CFM
     ---

     (i)   Sole power to vote or to direct the vote:                       8,971

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:          8,971

     (iv)  Shared power to dispose or to direct the disposition of:            0


     Dr. Chatterjee
     --------------

     (i)   Sole power to vote or to direct the vote:                       8,971

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:          8,971

     (iv)  Shared power to dispose or to direct the disposition of:            0


Item 5.             Ownership of Five Percent or Less of a Class:

                           If this  Statement  is being filed to report the fact
that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [x].

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:


                  (i) The partners of Quantum Partners, including Quantum Fund N.V., a Netherlands Antilles corporation, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quantum Partners in accordance with their partnership interests in Quantum Partners.

                  (ii) Mr. Soros has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for his personal account.

                                                             Page 12 of 14 Pages



                  (iii) The partners of Winston L.P. have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Winston L.P. in accordance with their ownership interests in Winston L.P.

                  Each of SFM LLC and Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares held directly for the accounts of Mr. Soros and Winston L.P. Mr. Soros expressly disclaims beneficial ownership of any Shares held directly for the account of Winston L.P. Each of Winston L.P., CFM and Dr. Chatterjee expressly disclaims beneficial ownership of any Shares held directly for the accounts of Quantum Partners and Mr. Soros.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                           This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                           This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                           This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 13 of 14 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 10, 2000                   SOROS FUND MANAGEMENT LLC


                                           By:  /S/ MICHAEL C. NEUS
                                                _________________________
                                                Michael C. Neus
                                                Assistant General Counsel

Date:  February 10, 2000                   GEORGE SOROS


                                           By:  /S/ MICHAEL C. NEUS
                                                _________________________
                                                Michael C. Neus
                                                Attorney-in-Fact

Date:  February 10, 2000                   STANLEY F. DRUCKENMILLER


                                           By:  /S/ MICHAEL C. NEUS
                                                _________________________
                                                Michael C. Neus
                                                Attorney-in-Fact


Date:  February 10, 2000                   WINSTON PARTNERS, L.P.

                                           By:  Chatterjee Fund Management,L.P.,
                                                General Partner

                                                By:      Purnendu Chatterjee,
                                                         General Partner

                                                By:      /S/ PETER HURWITZ
                                                         _____________________
                                                         Peter Hurwitz
                                                         Attorney-in-Fact

Date:  February 10, 2000                   CHATTERJEE FUND MANAGEMENT, L.P.

                                           By:  Purnendu Chatterjee,
                                                General Partner

                                                By:      /S/ PETER HURWITZ
                                                         _____________________
                                                         Peter Hurwitz
                                                         Attorney-in-Fact

                                                             Page 14 of 14 Pages




Date:  February 10, 2000                   PURNENDU CHATTERJEE


                                           By:      /S/ PETER HURWITZ
                                                    _________________________
                                                    Peter Hurwitz
                                                    Attorney-in-Fact